Exhibit 12

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	Year ended December 31,
	2002	2001	2000	1999	1998

EARNINGS
Income from continuing operations before income taxes as reported	$706	$553	$250	$351	$845

Add:
Total interest expenses (as detailed below)	663	674	721	708	688
Amortization of capitalized interest	6	5	5	4	3
Income (loss) of partially owned entities (1)	36	39	60	47	165
Subsidiaries' preferred dividend requirements	2	2	2	2	2
Income before income taxes, as adjusted	$1,413	$1,273	$1,038	$1,112	$1,703

FIXED CHARGES
Interest expense on debt	$518	$553	$551	$531	$516
Other interest expense	32	2	42	35	27
Calculated interest portion of rent expense	40	41	40	35	31
NS' share of Conrail interest	73	78	88	107	114
Total interest expenses	663	674	721	708	688

Capitalized interest	11	17	18	15	21

Subsidiaries' preferred dividend requirement on a pretax basis	4	4	4	4	4
Total fixed charges	$678	$695	$743	$727	$713

RATIO OF EARNINGS TO FIXED CHARGES	2.08	1.83	1.40	1.53	2.39

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Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.